File Pursuant to Rule 424B5
Registration No. 333-103996
PROSPECTUS
$ 8,000,000 7% Ten-Year Debentures
$12,000,000 6% Five-Year Debentures
($1,000 minimum investment)
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
(419) 891-5050
Terms of Debentures
•	Debentures will be issued the first of the month following our receipt of payment. Interest begins to accrue on that day.

•	Interest will be paid to you annually on the anniversary of the date issued.

•	We may redeem debentures at any time by paying you principal plus accrued interest.

•	No sinking fund will be provided; these debentures are not secured.
Terms of Sale
•	There is no established trading market for the debentures.

•	We will sell debentures continuously until they are all sold or the offering is terminated.

•	There are no underwriters or commissions to be paid. We are selling directly to you.

•	We will receive all proceeds from the sale of debentures. We expect the expenses of this offering to approximate $46,000.
     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS IDENTIFIED THAT WE HAVE LISTED BEGINNING ON PAGE 4.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is April 3, 2006

Where You Can Find More Information
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers that file documents with the SEC electronically.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debentures.
•	Annual Report on Form 10-K for the year ended December 31, 2005.
     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC.
     Any person, including any beneficial owner, may request a copy of these filings, at no cost, by contacting us at:
Investor Relations
Gary Smith
Vice President, Finance & Treasurer
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
(419) 891-6417
email:gary_smith@andersonsinc.com
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. We undertake no obligation to update any of the information in this Prospectus, except as provided by law.

Summary
     This page summarizes important points about us and about the debentures that we are selling. It is important that you read the more detailed information about the debentures that we are offering included later in the document and the information about us that we are incorporating by reference.
The Andersons, Inc.
     The Andersons, Inc. (the “Company”) is a diversified corporation that began operations as a partnership in 1947. The Company is organized into four operating groups. The Agriculture Group purchases and merchandises grain, operates grain elevator facilities located in Ohio, Michigan, Indiana and Illinois, invests in and provides management services for ethanol production facilities, manufactures and sells dry and liquid agricultural nutrients, distributes agricultural inputs (nutrients, chemicals, seed and supplies) to dealers and farmers and formulates anti-icers for road and runway use. The Rail Group sells, repairs, reconfigures, manages and leases railcars and locomotives. The Turf & Specialty Group (formerly the Processing Group) manufactures turf and ornamental plant fertilizer and control products for lawn and garden use, professional golf and landscaping industries and corncob-based products for use in various industries. The Retail Group operates six large retail stores and a distribution center in Ohio. We have sold debenture under similar terms to this offering for many years. Our principal administrative offices are located at 480 West Dussel Drive, Maumee, Ohio 43537. Our telephone number is (419) 893-5050.
Our Offer

Securities	$8,000,000 principal amount 7 % Ten-Year Debentures. $12,000,000 principal amount 6 % Five-Year Debentures. Offered directly by the Company. $1,000 minimum principal investment.
Redemption	Redeemable at maturity or at the option of the Company.
Use of Proceeds	Payment of current maturities of long-term debt with the remainder added to working capital or used for general corporate purposes.
Ratio Of Earnings To Fixed Charges

		Year ended December 31
	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges	3.17	3.00	2.54	2.19	1.79
Summary Financial Information

		Year ended December 31
(In thousands, except for per share data)	2005	2004	2003

Sales and merchandising revenues	$1,296,652	$1,266,932	$1,239,005
Income before income taxes	39,312	30,103	17,965
Net income	26,087	19,144	11,701
Per share data:
Basic earnings per share	3.52	2.64	1.64
Diluted earnings per share	3.39	2.55	1.59
Dividends paid	0.33	0.305	0.28

Working capital	96,219	102,170	86,871
Total assets	634,144	573,598	493,292
Long-term debt	79,329	89,803	82,127
Long-term debt non-recourse	88,714	64,343	—

Shareholders’ equity	158,833	133,876	115,791

Risk Factors
     Following are factors that we believe you should consider before making an investment decision.
Risks Relating to our Business
Adverse changes to the general economic climate can impact our business.
Our business is subject to economic conditions that may fluctuate in the markets in which we operate. Factors that could cause economic conditions to fluctuate include recession, inflation, changes in consumer purchasing power and preferences.
Problems with our product and service quality or performance may adversely affect our reputation.
Problems with our product and service quality, our product performance, or accusations of illegality, even if unfounded, could cause our reputation as a company to become damaged and prevent us from achieving increased sales and market share as well as affect the price of our common stock.
Our business depends on our effective and efficient use of information technology.
Our business depends on our effective and efficient use of information technology. We expect to continually invest in updating and expanding our technology, however, a disruption or failure of these systems could cause system interruptions, delays in production and a loss of critical data and could severely affect our ability to conduct normal business operations.
We may not be able to maintain sufficient insurance coverage.
Our business operations entail a number of risks including property damage, business interruption and liability coverage. We maintain insurance for certain of these risks including property insurance, worker’s compensation insurance, general liability and other insurance. Although we believe our insurance coverage is adequate for our current operations, there is no guarantee that such insurance will be available on a cost-effective basis in the future. In addition, although our insurance is designed to protect us against losses attributable to certain events, coverage may not be adequate to cover all such losses.
National and international political developments may subject our business to additional risks and costs.
National and international political developments subject our business to a variety of security risks including bio-terrorism, and other terrorist threats to data security and physical loss to our facilities. In order to protect ourselves against these risks, we may need to incur significant costs and we need to make sure that we are current with new government legislation and regulatory actions affecting us. Finally, no level of regulatory compliance can guarantee that security threats will never occur.
Our business involves significant safety risks.
Due to the nature of some of the businesses in which we operate, we are exposed to significant safety risks such as grain dust explosions, malfunction of equipment and chemical spills/run-off. If one of our elevators were to experience a grain dust explosion or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk. In addition, if we were to experience a catastrophic failure of a storage facility at one of our Plant Nutrient or Turf & Specialty facilities, it could harm not only our employees but the environment as well and could subject us to significant costs.
Many of our sales are executed on credit and failure on our part to properly investigate the credit history of our customers or a deterioration in economic conditions may adversely impact our ability to collect on our accounts.
A significant amount of our sales are executed on credit and are unsecured. Extending sales on credit to new and existing customers requires an extensive review of the customer’s credit history. If we fail to do a proper and thorough credit check on our customers, delinquencies may rise to unexpected levels. If economic conditions deteriorate, the ability of our customers to pay current obligations when due may be adversely impacted and we may experience an increase in delinquent and uncollectible accounts.
Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.
Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial, risk management and administrative skills that are critical to the operation of our business. In addition, the market for employees with the required technical expertise to succeed in our business is highly competitive and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.
Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.
We are dependent on a significant amount of debt to fund our operations and contractual commitments. Our indebtedness could interfere with our ability to operate our business. For example, it could:
•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our ability to obtain additional financing which could impact our ability to fund future working capital, capital expenditures and other general needs as well as limit our flexibility in planning for or reacting to changes in our business and restrict us from making strategic acquisitions, investing in new products or capital assets and taking advantage of business opportunities;

•	Require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness which would reduce the cash flows available for other areas; and

•	Place us at a competitive disadvantage compared to our competitors with less debt.
Our peak borrowing occurs in the spring (and to a lesser degree, the fall) due to seasonal inventory requirements in the nutrient and retail businesses, credit sales of fertilizer and a customary reduction in grain payables due to the cash needs and market strategies of grain customers. If cash on hand is insufficient to pay our obligations as they come due at a time when we are unable to draw on our credit facility, it could have an effect on our ability to conduct our business.
Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
Certain of our long-term borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. Our ability to satisfy these provisions can be affected by events beyond our control. Although we are and have been in compliance with these provisions, noncompliance could result in default and acceleration of long-term debt payments.
Our business is affected by the supply and demand of commodities, and adverse price movements can depress our results of operations.
Our Agriculture Group buys, sells and holds inventories of various commodities, some of which are readily traded on commodity futures exchanges. Our Turf & Specialty Group uses some of these same commodities as base raw materials in its lawn fertilizer. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures due to rapidly rising futures market prices. Changes in the supply and demand of these commodities can also affect the value of inventories that we hold as well as the price of raw materials for our Plant Nutrient division and Turf & Specialty Group. We hedge the majority of our grain inventory positions with derivative instruments to manage risk associated with commodity price changes, including purchase and sale contracts. However, we are unable to hedge 100% of the price risk of each transaction due to timing, availability of hedge contracts and third party credit risk, and there is a risk that the derivatives we employ will not be effective in offsetting the changes associated with the risks we are trying to manage. This can happen when the derivative and the hedged item are not perfectly matched. Our grain division derivatives, for example, do not hedge the basis pricing component of our grain inventory and contracts. Basis is the difference between the cash price of a commodity in our facility and the nearest exchange-traded futures price. Differences can represent time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, significant unfavorable basis moves on a grain position as large as ours can significantly impact profitability of both the Agriculture Group and the Company. In our business, we buy and sell commodity derivatives on registered and non-registered exchanges. These derivatives are subject to margin calls and if there is a significant movement in the derivatives market, it could cause us to incur a significant amount of liabilities and impact our liquidity. We generally do not hedge non-grain commodities. We cannot assure you that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful and any sudden change in the price of these commodities could have an adverse affect on our business and results of operations.
We handle potentially hazardous materials and environmental risks related to those materials can increase the cost of operating our business or subject us to significant costs and liabilities.
A significant part of our operations are regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. We cannot assure you that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.
Many of our businesses operate in highly regulated industries, and changes in government or trade association policy can adversely affect our business.
Many of our businesses are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Failure to comply with such regulations can result in additional costs, fines or criminal action.
In our Agricultural Group, agricultural production and trade flows are affected by government actions. Production levels, markets and prices of the grains we merchandise are affected by US government programs, which include acreage control and price support programs of the USDA. In addition, grain sold by us must conform to official grade standards imposed by the USDA. Other examples of government policies that can have an impact on our business include tariffs, duties, subsidies, import and export restrictions and outright embargos. In addition, the development of the ethanol industry in which we have invested has been driven by US governmental programs that provide incentives to ethanol producers. Changes in government policies and producer supports may impact the amount and type of grains planted, which in turn, may impact our ability to buy grain in our market region. Because a portion of our grain sales are to exporters, the imposition of export restrictions could limit our sales opportunities.
Our Rail Group is subject to regulation by the American Association of Railroads and the Federal Railroad Administration. These agencies regulate rail operations with respect to health and safety matters. New regulatory rulings could negatively impact financial results through higher maintenance costs or reduced economic value of railcar assets.
Our Turf & Specialty Group manufactures lawn fertilizers and week and pest control products using potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the U.S. EPA and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. Regulations governing the use and registration of these materials have in the past required us to adjust the raw material content of our products and make formulation changes, and future regulatory changes may have similar consequences.
Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals and would, in turn, result in a loss of revenue, cause our inventory to become obsolete and could bring about the potential for lawsuits against us.
Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and/or cause our financial results to suffer.
We face increasing competition and pricing pressure from other companies in our industries, and if we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.
The markets for our products are highly competitive. In the grain industry, we compete with other grain merchandisers, grain processors and end-users for the purchase of grain, as well as with other grain merchandisers, private elevator operators and cooperatives for the sale of grain. While we have substantial operations in the eastern corn-belt, many of our competitors are significantly larger and compete in wider markets. In the plant nutrients business, we compete with regional cooperatives, manufacturers, wholesalers and multi-state retail/wholesalers. Many of these competitors have considerably larger resources than us. Our Rail Group is subject to competition in its rail leasing business where we compete with larger entities that have greater financial resources, higher credit ratings and access to capital at a lower cost. These factors may enable competitors to offer leases and loans to customers at lower rates than we are able to provide. Our Turf & Specialty Group competes with other manufacturers of lawn fertilizer and corn-cob processors and our retail business competes with a variety of retailers, primarily mass merchandisers and do-it-yourself home centers in its three markets. The principle competitive factors in the retail business are location, quality of product, price, service, reputation and breadth of selection. Some of these competitors are larger than us, have greater purchasing power and operate more stores in a wider geographical area. Competitive pressures in all of our businesses could affect price or customer demand for our products, negatively impacting our profit margins and/or resulting in a loss of market share.
Our business can be adversely affected by seasonality and weather conditions.
Many of our operations are dependent on weather conditions. The success of our Agriculture Group, for example, is highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season and through the summer (wheat) and fall (corn and soybean) harvests. Additionally, wet and cold conditions during the spring adversely affects the application of fertilizer and other products to golf course and other consumers which could decrease demand in our Turf & Specialty Group. These same weather conditions also adversely affect purchases of lawn and garden products in our Retail Group which generates a significant amount of their sales from these products during the spring season.
Disruptions in available transportation channels may interrupt our operations and adversely affect our business.
If there were a disruption in available transportation due to natural disaster, strike or other factors, we may be unable to get inventory to our facilities or product to our customers. This could disrupt our operations and cause us to be unable to meet our customers’ demands.
We have limited production and storage facilities for our products.
In our Turf & Specialty Group, we currently have only one production facility for our cob based products. Within our Retail Group, we have only one warehouse which stores all of our retail merchandise inventory. Any event or occurrence impacting these facilities could cause major disruption to our business operations. Additionally, our Agriculture Group is dependent on grain elevator and nutrient storage capacity. The loss of use of one of our larger storage facilities could cause a major disruption to our agriculture business operations.
We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could have a material adverse effect on our business.

We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier’s prices, it could have the impact of disrupting operations due to lack of available raw materials or significantly increasing our costs which could cause us to be unable to sell our products at a reasonable margin.
We are required to carry significant amounts of inventory across all of our businesses.
We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our business. For example, within our grain business, there is the risk that the quality of our grain inventory could deteriorate due to damage, moisture, disease or foreign material. If the quality of our grain were to deteriorate below an acceptable level, it could decrease the value of our inventory significantly.
In our plant nutrients business, planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Either of these factors could render some of our inventory obsolete or reduce its value.
Within our rail business, major design improvements to loading, unloading and transporting of certain products can render existing (especially old) equipment obsolete. A significant portion of our rail fleet is composed of older railcars.
In our Turf & Specialty Group, we build substantial amounts of inventory in advance of the season to prepare for customer demand. If we were to forecast our customer demand incorrectly, we could build up excess inventory which could cause the value of our inventory to decrease.
We have made significant investments in the ethanol business, and any decline in the value of a market for ethanol could have a material adverse affect on our business.
We have recently invested in two joint ventures involved in the production of ethanol. In February 2006, we invested in a third joint venture involved in the ethanol business. These are new investments for us in a line of business in which we have limited experience. The ethanol business is impacted by government regulation, the price of corn and the price of natural gas as there is a significant amount of this product required in the production process. If natural gas prices continue to rise, it could have an impact on profitability. The demand for ethanol is driven in large part by factors beyond our control including unleaded gas prices, government regulations and incentives and other alternative sources of fuel. The U.S. Government provides incentives to the ethanol blender and also has mandated certain volumes of ethanol to be produced. The price at which we can sell ethanol depends in great measure upon the price of unleaded gasoline while the cost of producing ethanol depends upon the price of corn and natural gas. Because the costs of production may have very little direct relationship to our ability to demand a price, the ethanol industry poses inherent risks. If there were significant changes in any of these factors, it could adversely affect the demand and profitability of ethanol which could cause our investments in these joint ventures to become impaired.
The construction of ethanol plants in our market region is also causing our grain division to have to compete for available corn. Ethanol requires a significant number of bushels of corn for its production and if corn were to become unavailable to us, it would impact the dynamics of our entire grain business.
Our investments in joint ventures are subject to risks beyond our control.
We currently have investments in five joint ventures. By operating a business through a joint venture arrangement, we have less control over operating decisions than if we were to own the business outright. Specifically, we cannot act on major business initiatives without the consent of the other investors who may not always be in agreement with our ideas.
A significant portion of our business operates in the railroad industry, which is subject to unique, industry specific risks.
We are subject to risks associated with the demands and restrictions of the Class 1 railroads, a group of privately owned rail companies owning a high percentage of the existing rail lines. The railroads exercise a high degree of control over whether private railcars can be allowed on their lines and may reject certain railcars or require railcar improvements to carry higher load limits. Also, a shift in the railroad strategy to investing in new rail cars and improvements to existing railcars, instead of investing in locomotives and infrastructure could adversely impact our business by causing increased competition and creating an over supply of railcars.
In addition, our rail fleet consists of a range of railcar types (boxcars, gondolas, covered and open top hoppers, tank cars and pressure differential cars) and locomotives, however a large concentration of a particular type of railcar could expose us to risk if demand were to decrease for that railcar type.
Our rail business relies upon customers continuing to lease rather that purchase railcar assets and a shift from leasing to purchase could adversely impact or business.
The Rail Group relies upon its customers continuing to lease rather than purchase assets. There are a number of items that factor into the customer’s decision to lease or purchase assets, such as tax considerations, interest rates, balance sheet considerations and operational flexibility. We have no control over these external considerations and changes in these factors could negatively impact demand for our leasing products. Profitability is largely dependent on the ability to maintain railcars on lease (utilization) at satisfactory lease rates. A number of factors can adversely affect utilization and lease rates including an economic downturn causing reduced demand or oversupply in the markets in which the company operates, changes in customer behavior, or any other changes in supply or demand.
A portion of our railcar leases are not match funded.
Match funding (in relation to rail lease transactions) means matching terms between the lease with the customer and the funding arrangement with the financial intermediary. This is not always possible. We are exposed to risk to the extent that the lease terms do not perfectly match the funding terms, leading to non-income generating assets if a replacement lessee cannot be found.
Our future operating results may not meet expectations.
Our business consists of four very diverse and complex operating segments. As a result of this as well as any of the other risk factors mentioned previously, our quarterly revenues and operating results for a particular period are sometimes difficult to predict. Our operating results may differ from previous periods and may not meet current expectations. Material differences from expectation or previous periods could subject the market price of our stock to volatility.
Compliance with U.S. generally accepted accounting principles requires the use of estimates and assumptions which can differ from actual results.
The process of preparing financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the carrying values of our assets and liabilities as well as the recognition of revenues and expenses. There is a risk that actual amounts could differ from such estimates. Significant items subject to such estimates and assumptions include allowance for doubtful accounts receivable, inventory reserves, carrying values of long-lived assets, liabilities for litigation and claims, liabilities for self-insurance, liabilities for deferred taxes and pension liabilities.
Compliance with the internal controls requirements of the Sarbanes-Oxley Act may not detect all errors or omissions.
Effective internal controls are necessary to provide reliable financial reports and help reduce the likelihood of fraud, theft and other illegal acts. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of internal control over financial reporting and a report by our independent registered public accounting firm attesting to our evaluation as well as issuing their own opinion on our internal controls over financial reporting. If we fail to maintain adequate internal controls over financial reporting, it could not only adversely impact our financial results but also cause us to fail to meet our reporting obligations. Although management has concluded that adequate internal control procedures are in place, no system of internal control can provide absolute assurance that the financial statements are accurate and free of error. As a result, the risk remains that our internal controls may not detect all errors or omissions in the financial statements or be able to detect all instances of fraud or illegal acts. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.
Changes in accounting rules can affect our financial position and results of operations.
We have a significant amount of assets (railcars and related leases) and liabilities (pension and postretirement benefits) that are off-balance sheet. If generally accepted accounting principles were to change to require that these items be reported in the financial statements, it would cause us to record a significant amount of assets and liabilities on our balance sheet that we, up to this point, have not had to do, which could have a negative impact on our debt covenants. The FASB currently has a project on their agenda that, if adopted, would require the recognition of the overfunded and underfunded status of defined benefit postretirement plans as an asset or a liability on the balance sheet.
Our pension and postretirement benefit plans are subject to changes in assumptions which could have a significant impact on the necessary cash flows needed to fund these plans and introduce volatility into the annual expense for these plans.
Our Company, like most companies, continues to be impacted by the rising cost of pension and other post-retirement benefits. We may be required to make cash contributions to the extent necessary to comply with minimum funding requirements under applicable law. These cash flows are dependent on various assumptions used to calculate such amounts including discount rates, long-term return on plan assets, salary increases, health care cost trend rates and other factors. Changes to any of these assumptions could have a significant impact on these estimates. Subsequent to December 31, 2005, the Company amended its defined benefit pension plans effective January 1, 2007. The provisions of this amendment include freezing benefits for the retail line of business employees as of December 31, 2006, freezing benefits for the non-retail line of business employees at December 31, 2006 with future benefits to be calculated using a new career average formula and in the case of all employees, compensation for the years 2007-2012 will be includable in the final average pay formula calculating the final benefit earned for years prior to December 31, 2006.
The Company’s postretirement health care benefit plans are generally contributory and include a limit on the Company’s share for most retirees. The Company has tried to mitigate some of the risk associated with these plans by eliminating all retiree health care benefits for employees hired after January 1, 2003. In addition, the Company has limited its premium contribution for future years to the rates in effect at December 31, 2002 plus a 3% inflation factor per year after that date.
Risks Relating to the Debentures
You may not be able to sell your debentures because of an absence of a public market for them
We don’t intend to list these Debentures on any national securities exchange. We don’t expect any trading market to develop. Because of this, we can’t provide assurance that any market will develop for the Debentures. If you want to sell your Debentures, a willing buyer may not be found and as a result, you may not be able to get an attractive price if you are able to sell at all.
Changes in interest rates can depress the value of your Debentures
Because the interest rates on the Debentures are fixed, an increase in general interest rates would negatively impact the value of the Debentures and consequently any market that may develop.
Other creditors have senior rights to our assets than the holders of Debentures
Our Debenture obligations are subordinate and junior in right of payment to all of our senior indebtedness. The Debentures are of equal rank with other debenture bonds of the Company due through 2014 at interest rates ranging from 5.5% to 8.0%. We are able to incur additional indebtedness or issue other securities that would be senior to the Debentures. See Description of Debentures for further discussion about the Debentures
We can redeem the Debentures at any time, which may have adverse implications for your portfolio
You may redeem the Debentures on their maturity date for the principal amount plus accrued interest. We hold the option to call the Debentures at any time, paying principal plus interest at the date that they are called. To the extent you are relying on the Debentures to fulfill a particular role in your portfolio, this could cause your portfolio to become imbalanced. Although we don’t plan to call these debentures before their maturity, we do have the right to do so and could do so at any time. You, as a holder of Debentures, don’t have the option to require us to purchase your Debentures.
You will not have the benefit of a third party credit rating in evaluating an investment in the Debentures
The Debentures have not been rated by an independent rating organization. We don’t plan to seek an independent rating at this time.

Use of Proceeds
     The offering is not underwritten and we don’t know how many of the Debentures will sell or when they will be sold. The proceeds we receive from the sale of the Debentures (after deducting our expenses) will be used first for the payment of current maturities of long-term debt as scheduled. Following are our current maturities as of December 31, 2005 (in thousands):

Debenture bonds due 2006, interest rates from 7.0% to 7.7%	$5,584
Notes payable, due quarterly with balance due in 2010, interest rate 6.95%	1,268
Note payable, due quarterly with balance due in 2010, interest rate 4.60%	648
Note payable, due quarterly with balance due in 2009, interest rate 4.64%	702
Note payable, due quarterly with balance due in 2012, interest rate 5.5%	882
Note payable, due quarterly with balance due in 2016, interest rate 5.55%	652
Other notes payable and capital lease	174
Class A-1 railcar notes – non-recourse, due monthly with balance in due 2019, interest rate 2.79%	7,200
Class A-3 railcar notes – non-recourse, due monthly with balance due in 2019, interest rate 5.13%	8,417
Class B railcar notes – non-recourse, due monthly with balance due in 2019, interest rate 14%	600
Note payable – non-recourse, due monthly with balance due in 2013, interest rate 5.91%	2,673
Note payable – non-recourse, due monthly with balance due in 2014, interest rate 6.37%	172
Other Notes payable – non-recourse, due 2007-2011, interest rates 5.89% - 7.27%	579

$29,551

     There is no time limit to this offering, and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We are not requiring a minimum sale of Debentures under this offering, and if the amount sold does not cover our current maturities, we will fund those payments either through cash provided by operations or with borrowings on our short-term line of credit.
     Our secondary use for proceeds will be to add to working capital. Increases in working capital will allow us to reduce our short-term borrowings.
Capitalization
     Following are the details (in thousands) of our consolidated capitalization as of December 31, 2005. We haven’t included the effect of the receipt of any proceeds from this offering of Debentures, since the amount of proceeds and when the proceeds will be received is uncertain.

Long-term debt:
Notes payable	$43,830
Notes payable – non-recourse	88,714
Debenture bonds	27,291
Industrial development revenue bonds	7,750
Capital lease obligation	246
Other	212

Total long-term debt	168,043

Shareholders’ equity:
Common shares	84
Additional paid-in capital	70,121
Treasury shares	(13,195)
Other	(714)
Retained earnings	102,587

Total shareholders’ equity	158,883

Total capitalization	$326,926

     See Notes 7, 8, and 11 to our Consolidated Financial Statements as of December 31, 2005 for additional information as to the lines of credit, long-term debt and leases and related commitments.
Description of Debentures
     The Debentures we are offering are to be issued under an Indenture between us and Fifth Third Bank, as Trustee (the “Trustee”). The original Indenture agreement was dated as of October 1, 1985, and has been supplemented by a Seventeenth Supplemental Indenture, dated as of August 14, 1997. The Seventeenth Supplemental Indenture was created to authorize a new series of debentures that were registered and issued from 1997 to the present. We confirmed our liability for the interest and principal payment of these debentures as well as compliance with the original Indenture. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. Following are summaries of certain provisions of the Indenture that are not complete definitions. Please refer to the Seventeenth Supplemental Indenture a copy of which was filed as an exhibit to our 1999 Annual Report on Form 10-K or the original Indenture as previously filed. If particular Sections or defined terms of the Indenture are referred to in this Prospectus, we intend that such Sections or defined terms shall be incorporated by reference from the original Indenture documents.
General
     The Indenture does not limit the principal amount of the Debentures, either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities.
     We may not merge or consolidate or sell substantially all of our assets as an entirety unless the successor entity expressly assumes the payment of principal and interest on all outstanding Debentures
     Although we have no present plans, understandings or arrangements, we may issue unsecured debt in the future. This new unsecured debt may have terms that would be senior to the Debentures. If we become subject to any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, the holders of any such senior debt as well as holders of any of our secured debt would be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against our issuance of additional indebtedness, including unsecured debt senior to the Debentures, or secured debt. The Debentures are of equal rank with other debenture bonds of the Company due through 2014 at interest rates ranging from 5.5% to 8.0%. See Note 8 of the Notes to our Consolidated Financial Statements as of December 31, 2005 for more information about our secured borrowings.
     The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are contemplated.
     We will issue Debentures on the first of the following month after we receive payment for the Debentures. The Debentures we are offering will be due in either five years or ten years from their Original Issue Date. This maturity date is subject to our right to redeem the Debentures at any time by paying the holder the principal amount plus accrued interest to the date of redemption (Section 1101). The Debentures will bear interest at the annual rate shown on the front cover of this Prospectus. The interest payment will be made annually to the holder of record at the close of business on the fifteenth day of the month preceding the Interest Payment Date and will first occur one year from the Original Issue Date. (Section 301) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Trustee, Fifth Third Bank, Corporate Trust Services, Mail Drop 1090D2, 38 Fountain Square Plaza, Cincinnati, Ohio, 45263. We may, however, make any payment of interest or principal by check mailed to the address of the holder of record as it appears on the Debenture Register. (Sections 301 and 307)
     The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple of $1,000. (Section 302) No service charge will be made for any transfer or exchange of Debentures, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 305)
     We may issue Debentures in series from time to time with an aggregate principal amount as is authorized by our Board of Directors. (Section 311) The Debentures do not provide for any sinking fund. At December 31, 2005 we had outstanding Debentures with a principal amount of $32.9 million.
Modification and Waiver
     We can’t modify the Indenture without the approval of the holders of 66 2/3 % of the principal amount of all outstanding debentures that would be affected by the modification. Specifically, the following modifications need support of 66 2/3% of holders:
•	A change to the stated maturity date of the principal of any Debenture;
•	A change to the stated payment date of interest;
•	A reduction of the principal amount of any Debenture;
•	A reduction of the interest paid on any Debenture;
•	A change to the place or currency of payment of principal or interest on any Debenture;
•	A limitation on the right to institute suit for the enforcement of any payment on or with respect to any Debenture;
•	A reduction of the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or
•	A modification of the foregoing requirements or reduction of the percentage of outstanding Debentures necessary to waive any past default to less than a majority.
     Holders of a majority of the principal amount of the outstanding Debentures may waive compliance by the Company with certain restrictions. (Sections 902 and 513)
Events of Default
The following are events of default:

•	failure to pay principal when due;
•	failure to pay any interest when due, continued for 30 days;
•	failure to perform any other indenture covenant of the Company, continued for 60 days after written notice; and
•	certain events in bankruptcy, insolvency or reorganization.
     If we don’t make payments of principal or interest, the Trustee must provide you with a notice of default. For any other event of default, the Trustee is not required to send notice to you if it considers withholding the notice to be in your best interest. (Section 501 and 602)
     If an event of default happens and is not cured, either the Trustee or the holders of 25% or more of the principal amount of the Debentures may accelerate the maturity of all outstanding Debentures.
     Holders of a majority of the principal amount of the outstanding Debentures may waive a default that would normally result in acceleration of the Debentures, but only if all defaults have been remedied and all payments due have been made. (Sections 502 and 513)
     You have the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508)
The Trustee
     Except for its duties in the case of default as described previously, the Trustee is not required to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding Debentures may determine the time, method and place of conducting proceedings for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512)
     We are required to furnish to the Trustee an annual statement on our performance or fulfillment of covenants, agreements or conditions in the Indenture and the absence of events of default. (Section 1004)
Plan of Distribution
     This offering of Debentures is not underwritten. We are selling the Debentures directly to you without any intermediaries. There is no time limit to this offering and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We can’t be sure of the amount of Debentures that we may ultimately sell. We are selling the Debentures for our own account and are not paying commissions to anyone.
Legal Opinions
     Naran U. Burchinow, our Vice President, General Counsel and Secretary has issued an opinion regarding certain legal matters and matters with respect to Ohio law. He has the option to purchase 4,000 additional common shares (1,600 of the options are exercisable). He also has 670 performance share units which will be converted into one share of common stock at the end of their performance period if certain performance conditions are met.
Experts
     The financial statements and schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in accounting and auditing.
     You should rely only on the information contained in or incorporated by reference in this prospectus. We have authorized no one to provide you with different information.
     We are not making an offer of these securities in any location where the offer is not permitted.
     You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus.

SUBSCRIPTION AGREEMENT
FOR 7% TEN-YEAR DEBENTURES AND 6% FIVE-YEAR DEBENTURES OF
THE ANDERSONS, INC.
     (I)(We) hereby subscribe for:
______________________________ multiple(s) of 7% Ten-Year Debentures
______________________________ multiple(s) of 6% Five-Year Debentures
of The Andersons, Inc. at face value. Each multiple is $1,000. Herewith find $                                          in full payment thereof.
     The Debentures should be registered and issued in the following mode of ownership: (ONLY ONE MODE OF OWNERSHIP MAY BE SELECTED)

1.		an individual.

(Name)

2.		and		as joint tenants with right of survivorship and

	(Name)		(Name)	not as tenants in common.

3.		and		as tenants in common.

	(Name)		(Name)

4.		as custodian for		under the Uniform Gifts to Minors

	(Name)		(Name)	Act, as applicable.

5.		trustee for		.

	(Name)		(Name)
	Trust Name	Date of Trust

6.		TOD		subject to STA TOD Rules.

	(Name)		(Name)
     I acknowledge receipt of a copy of the current Prospectus of The Andersons, Inc. with respect to the offering of the above Debentures subscribed for hereby which will be issued, and interest will begin to accrue, as of the first day of the month following the month in which payment of the Debentures has been received by The Andersons, Inc. Under the penalties of perjury, I certify that the information listed below is true, correct and complete.

Dated	Signed

Signed

     Please print name, address, social security number and telephone number of registered owner(s).

(Name)	(Name)

(Street)	(Street)

(City, State, Zip Code)	(City, State, Zip Code)

(Social Security Number or Federal I.D. Number)	(Social Security Number or Federal I.D. Number)

(Area Code)(Telephone Number)	(Area Code)(Telephone Number)

Make check payable to: The Andersons, Inc.	You are required to complete the W-9 Form on the reverse side
Mail to: The Andersons, Inc., Assistant Treasurer,	of this subscription.
PO Box 119, Maumee, Ohio 43537

W-9 Form
Important Tax Information
We ask that you complete this substitute form W-9, sign in the space provided, and return it, with the subscription agreement to: The Andersons, Inc.
PO Box 119
Maumee, Ohio 43537
A)	Is your name and address correct on the preceding subscription form? ___Yes ___No (If No, please correct it on the subscription agreement.)

B)	Taxpayer Identification Number (TIN). — Enter your TIN in the space provided below:
Employer Identification Number ___ ___ — ___ ___ ___ ___ ___ ___ ___
-OR-
Social Security Number ___ ___ ___ — ___ ___ — ___ ___ ___ ___

C)	Please check the appropriate box:	[] Individual / Sole Proprietor	[] Corporation
		[] Partnership	[] Other
D)	Certification: Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature:	Title:	Date: